EXHIBIT 23

CONSENT OF KPMG LLP

The Board of Directors
The Aristotle Corporation:

We consent to incorporation by reference in the registration statements File No. 333-41845 (Registration Rights Agreement) and File No. 333-41841 (1997 Employee and Director Stock Plan) of The Aristotle Corporation of our reports dated February 7, 2003 with respect to the consolidated balance sheets of The Aristotle Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of earnings, stockholders' equity and comprehensive earnings, and cash flows for each of the years in the three-year period ended December 31, 2002, and the related financial statement schedule, which reports appear in the December 31, 2002 annual report on Form 10-K of The Aristotle Corporation. As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.

Milwaukee, Wisconsin
March 28, 2003